September 1, 2005
VIA FACSIMILE AND UNITED PARCEL SERVICE
Jeffrey Riedler
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE, Mail Stop 6010
Washington, DC 20549
RE:	Avalon Pharmaceuticals, Inc. Amendment No. 2 to Registration Statement on Form S-1 File No. 333-124565
Dear Mr. Riedler:
     On behalf of Avalon Pharmaceuticals, Inc. (“Avalon” or the “Company”), this letter is in response to the staff’s letter of comment dated August 25, 2005 to Dr. Kenneth C. Carter, with respect to the above-referenced Amendment No. 2 to the Company’s Registration Statement on Form S-1 (the “Registration Statement”).
     In response to your letter, set forth below is your comment in italics followed by the Company’s response to your comment. We have sent to your attention for delivery on September 2, 2005, courtesy copies of this letter and Amendment No. 3 to the Registration Statement (excluding exhibits) blacklined to show changes against Amendment No. 2 to the Registration Statement.
     In addition, per our discussion with the staff, we have included in this letter a description of the line of credit that the Company recently entered into on August 30, 2005.
Response to Letter from the Staff dated August 25, 2005
Form S-1

1.	We note your revisions to your Underwriting section and specifically to the engagement of a new lead underwriter, WR Hambrecht+ Co., LLC and the use of WR Hambrecht’s Open IPO® auction process. Please supplementally represent to us that the materials and procedures described in the Underwriting section of your Form S-1 have previously been cleared by the Office of Chief Counsel for the Division of Corporation of Finance and further that the materials and procedures have not changed since such materials and procedures received clearance from Staff. If you cannot provide us with these representations or if the underwriters have made any changes to their online offering websites or procedures, please identify any changes that they have made. In addition, please provide us with all the OpenIPO® auction process materials, including screen shots and the text of any communications the underwriters propose to use in the electronic distribution. We may have additional comments upon review of those materials.
     Response:
     W.R. Hambrecht  +  Co, LLC (“Hambrecht”), the lead underwriter for this offering, has informed us, and on that basis we hereby represent to the staff, that the materials and procedures described in the “Underwriting” section of the Registration Statement are in all material respects the same as the materials and procedures used in Hambrecht’s “OpenIPO®” auction process previously cleared by the Office of Chief Counsel for the Division of Corporation Finance. These “OpenIPO®” materials and procedures are substantially identical to those used in the July 2005 CryoCor, Inc. registration (file no. 333-123841) that was also lead managed by Hambrecht as an “OpenIPO®”.
     We have also enclosed with this letter all the OpenIPO® auction process materials, including screen shots and the text of communications the underwriters propose to use in the electronic distribution.
Description of Line of Credit
     On August 30, 2005, the Company put in place a subordinated line of credit facility. Under this line of credit facility, the Company is permitted to make borrowings up to a cumulative $6.5 million until April 30, 2006 with the unanimous approval of its Board of Directors. The ability to draw under the line of credit also terminates with the closing of the Company’s initial public offering, the completion of a private equity financing of at least $10 million or if the Company is sold prior to April 30, 2006. The Company must repay the loan in cash, on September 30, 2006, or, if its initial public offering has closed by that date, in stock, at the Company’s option.

     If the Company completes an equity financing, other than its initial public offering, in which it raises at least $10 million, the notes issued under the line of credit will convert into the equity security issued in that financing at the price per share of that financing (provided that if the equity security is common stock or a security convertible into common stock the note will not convert until the six- month anniversary of the line of credit facility (the “six-month anniversary”)). If at the maturity date on September 30, 2006 there has been neither an initial public offering nor a subsequent private equity financing, the notes would be converted into a newly created series of preferred stock, the Series C Preferred Stock, at the fair market value of that stock, as determined in good faith by the Company’s Board of Directors. In addition, in order to induce the lenders to enter into the line of credit, the Company issued warrants to the lenders. The warrants are not exercisable until the earliest of the six-month anniversary, the closing of the next private equity financing and the sale of the Company. The warrants are exercisable for shares of common stock, assuming that the Company has completed its initial public offering, or otherwise into the class of shares issued in its next equity financing, or into the Series C Preferred Stock, established as described above, provided that in no event can the warrants be exercised for common stock or any security convertible into common stock until the six-month anniversary.
     In structuring the line of credit facility, the Company was sensitive to previous staff positions regarding arranging financing while an issuer was in registration. In that regard, we note that the line of credit is a loan, rather than an equity financing, and that repayment in common stock could not be made until maturity of the notes in September 2006 and only at the option of the Company to do so. Similarly, the notes cannot be converted into common stock or a common equivalent, nor may the warrants be exercised for common stock or a common equivalent, for at least six months, and the warrants were issued for no additional consideration. The line of credit is also intended only to fund the Company’s operations in the event that the initial public offering is not completed before the Company’s current cash reserves are exhausted. By contrast, the public offering is intended to fund specified research and development activities of the Company in addition to providing working capital. We also note that a subset of the Company’s current institutional accredited investors are the only lenders in the line of credit, that no one outside this insider group was offered the opportunity to participate in the facility and that the lenders were not solicited via the Company’s prospectus.
* * * *

     If you have any questions concerning this letter or if you would like any additional information, please do not hesitate to call me at (410) 659-2741 or Stephanie D. Marks at (212) 918-3651.
Very truly yours,
/s/ Michael J. Silver
Michael J. Silver
cc:	Kenneth C. Carter, Ph.D. Gary Lessing Tom G. David

http://webdev/email/openipo/avrx/4-results_winner.txt -— HEADER INFO — From: WR Hambrecht + Co openipo-admin @ wrhambrecht.com Subject: Notification of Acceptance: Avalon Pharmaceuticals, Inc. IPO -— EMAIL BODY TEXT — NOTIFICATION OF ACCEPTANCE: Avalon Pharmaceuticals, Inc. IPO [BIDDER_AME], The OpenIPO(R) auction for Avalon Pharmaceuticals, Inc. has been completed. The offering price has been set at $[PRICE]. All auction participants with valid bids at or above the offering price will receive shares; your actual allocation will reflect the pro rata percentage of the shares and rounding. Details on the allocation process can be found in the prospectus. You have been allocated [SHARES_ALLOCATED] shares in the offering. You should be able to see the executed trade in your brokerage account on [DAY], [MONTH] [DATE], 2005. To view your completed trade, go to http://www.wrhambrecht.com and login to your brokerage account. You must have sufficient funds in your account to cover the purchase of the securities by no later than the third business day after the trade is executed. If it is necessary for you to liquidate other positions in order to pay for the offering, be sure to do so by the close of trading [DAY], [MONTH] [DATE], 2005. Thank you for your interest in WR Hambrecht + Co and in the OpenIPO auction. Please visit our Web site at http://www.wrhambrecht.com to view information on our current offerings. Regards, Matthew Regan Director of Brokerage Services WR Hambrecht + Co WR Hambrecht + Co is a member NASD/SIPC. — IMPORTANT NOTICES
This message is intended only for the addressee. Please notify the sender by e-mail if you are not the intended recipient. If you are not the intended recipient, you may not copy, disclose, or distribute this message or its content to any other person and any such actions may be unlawful. Electronic mail sent through the Internet is not secure. WR Hambrecht + Co (“WRH+Co”) does not accept time sensitive, action-oriented messages or transaction orders, including orders to purchase or sell securities, via e-mail. WRH+Co reserves the right to monitor and review the content of all
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http://webdev/email/openipo/avrx/4-results_winner.txt messages sent to or from this e-mail address. Messages sent to or from this e-mail address may be stored on the WRH+Co e-mail system. The following are our guidelines to ensure client privacy: http://www.wrhambrecht.com/ind/privacy_policy.html Copyright 2005 WR Hambrecht + Co
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PLEASE NOTE: WR Hambrecht + Co urges you to read a company’s prospectus thoroughly before participating in any offering. To receive a prospectus for this company, click on the link above, call l-SQQ-673-6476, fax 1-610-725-1167, or write to: WR Hambrecht + Co, P.O. sdk 677, Berwyn, PA 19312-0677. Going public is a process that is highly regulated by the Securities and Exchange Commission and self-regulatory organizations. There are a number of regulatory steps that affect the length and closing date of an OpenlPO auction. These are not controlled by WR Hambrecht + Co or the company going public. An OpenlPO auction is typically open for bids from one to two weeks. However, the auction will close in as little as an hour after the Securities and Exchange Commission declares the registration statement effective. We usually know about 48 hours before this is going to happen. Everyone who has bid on the offering will be notified at this time. IMPORTANT: A registration statement has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer to buy the securities can be accepted and no part of the purchase price can be received until the registration statement has become effective, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time prior to notice of its acceptance given after the effective date. An indication of interest in response to this advertisement will involve no obligation or commitment of any kind. The above company description is excerpted from the prospectus and is not intended to be read except in connection with the review of the entire prospectus. The complete prospectus is available by clicking on the “prospectus” link above. This company description may not be printed or downloaded except in connection with the printing or downloading of the entire prospectus. Publication of the prospectus is not a recommendation by WR Hambrecht + Co, LLC that any particular investor should purchase the securities described in the prospectus or that the securities are a suitable investment for any particular investor. Publication of the prospectus and information about the OpenlPO Network does not constitute an offer by WR Hambrecht + Co, LLC to sell to any person or a solicitation of an offer from any person to buy from WR Hambrecht + Co, LLC, the securities described in the registration statement and the prospectus. * In most cases, you will not need to reconfirm your bldr either before or after the registration statement Is declared effective. You will have the ability to withdraw your bid at any time until the closing of the auction. AILur LI’L dLLtiur dubut iiriJ Lhu pLbliL ulluriry u-rin: hat buur LJulurriirLU. bii^urb. whu tLbrriiLL^d iLLLUtilU bids will receive a notice of acceptance and will be obligated to purchase the shares allocated to them. However, If any of the following events occur, we will require that bidders reconfirm the bids they have submitted in the offering: (1} more than 15 business days have elapsed since the bidder submitted his bid in the offering, (2} there Is a material change In the prospectus that requires a reclrculatlon of the prospectus by WR Hambrecht •+ Co and the underwriters, or (3) the Initial public offering price Is more than iOVa above the high end of the price range or more than ZDVa beluw the low end of the price- range.

IMPORTANT: A registration stateiinent has been filed wrtn the EecunDee and Exchange Coninmsaon but has not yet bit: 11= ;-ective. These aeajitias may not be sold nor ma/orterEto tuf be accepted pnor to the time the registration stateiinent bKcnnes eflccdve. this comrnuncation enall not congtrtute an otter tc ^=ll cr The =o c :£: :n cr ai clfer to bu^ nor sMall there be an/ sale of the^e securities n any ^tale in -vhc- such offer, iilnrtado- or sale wauld be unlav/rul pnor be rey iv =:on or qualrrkadon under the securities a\vs ot any such r.ate. No offer to buy tne eeourities can be accepted and no pert of the purchase price can be received until the registration atateiinent has bacoma affective, and any 3uch offer may be withdrawn or i evoked \Mtncut obkgadcn or cwnmrr ert cf any knd. atenytmapnorto notice of its acceptance g ven aTter the tftective date. An irdcadon of interest in response to tnie aoVerdseiinent wll involve ra oUigition or commitment of any hind

The registration statement for the Avalon Pharmaceuticals, Inc. initial public offering is expected to be declared effective by the Securities and Exchange Commission as early as [DAY], [MONTH] [DATE], 2005. If you are interested in the Avalon Pharmaceuticals, Inc. offering, please visit the WRH+Co Web site at http://www.wrhambrecht.com/avalon as soon as possible in order to read the prospectus and place a bid. To participate in the OpenlPO auction you need to have an account at WR Hambrecht + Co or a participating dealer. To open an account with WR Hambrecht + Co please go to: http://www.wrhambrecht.com/ind/account/qettinq started.html
Once the offering is declared effective by the SEC, an email will be sent to all those who bid in the auction informing them that the auction process will be closing shortly. Bids can be changed or cancelled up until the time that the auction closes. When the auction closes, a Notice of Acceptance will be sent to all successful bidders, informing them that their bids have been accepted and that they are responsible for making payment for the shares that they have purchased. Please note that we no longer require all bidders to reconfirm their bids after the deal is declared effective. However, if any of the following events occur, we will require that bidders reconfirm the bids that they have submitted in the offering: More than 15 business days have elapsed since the bidder submitted his bid in the offering, there is a material change in the prospectus that requires recirculation of the prospectus by us and the underwriters, or the initial public offering price in the offering is more than 20% above the high end of the price range or more than 20% below the low end of the price range. For more information on a required reconfirmation, go to http://www.wrhambrecht.com/ind/auctions/openipo/reconfirm.html Best Regards,

A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state. No offer to buy the securities can be accepted and no part of the purchase price can be received until the registration statement has become effective, and any such offer may be withdrawn or revoked, without notice of its acceptance given after the effective date. An indication of interest in response to this advertisement will involve no obligation or commitment of any kind. WR Hambrecht + Co is a member NASD/SIPC. IMPORTANT NOTICES This message is intended only for the addressee. Please notify the sender by e-mail if you are not the intended recipient. If you are not the intended recipient, you may not copy, disclose, or distribute this message or its content to any other person and any such actions may be unlawful. Electronic mail sent through the Internet is not secure. WR Hambrecht + Co (“WRH+Co”) does not accept time sensitive, action-oriented messages or transaction orders, including orders to purchase or sell securities, via e-mail. WRH+Co reserves the right to monitor and review the content of all messages sent to or from this e-mail address. Messages sent to or from this e-mail address may be stored on the WRH+Co e-mail system. How to unsubscribe from WRH+Co’s Auction Alerts: As a subscriber to WR Hambrecht + Go’s Auction Alert list, you automatically receive updates about auctions and other offerings available, as well as information about special offers. This message was sent to EMAILADDRESS. If you do not want to receive the updates please click here to unsubscribe. The following are our guidelines to ensure client privacy: http://www.wrhambrecht.com/ind/privacv_policy.html Copyright 2005 WR Hambrecht + Co

http://webdev/email/openipo/avrx/2-closing_alert.txt HEADER INFO From: Auction Alert Newsletter auction-alert @ wrhambrecht.com Subject: Closing Soon — OpenlPO for Avalon Pharmaceuticals, Inc. EMAIL BODY TEXT Dear Investor: The registration statement for the Avalon Pharmaceuticals, Inc. initial public offering is expected to be declared effective by the Securities and Exchange Commission as early as [DAY], [MONTH] [DATE], 2005. If you are interested in the Avalon Pharmaceuticals, Inc. offering, please visit the WRH+Co Web site at http://www.wrhambrecht.com/avalon as soon as possible in order to read the prospectus and place a bid. To participate in the OpenlPO(R) auction you need to have an account at WR Hambrecht + Co or a participating dealer. To open an account with WR Hambrecht + Co please go to: http://www.wrhambrecht.com/ind/account/getting_started.html Once the offering is declared effective by the SEC, an email will be sent to all those who bid in the auction informing them that the auction process will be closing shortly. Bids can be changed or cancelled up until the time that the auction closes. When the auction closes, a Notice of Acceptance will be sent to all successful bidders, informing them that their bids have been accepted and that they are responsible for making payment for the shares that they have purchased. Please note that we no longer require all bidders to reconfirm their bids after the deal is declared effective. However, if any of the following events occur, we will require that bidders reconfirm the bids that they have submitted in the offering: More than 15 business days have elapsed since the bidder submitted his bid in the offering, there is a material change in the prospectus that requires recirculation of the prospectus by us and the underwriters, or the initial public offering price in the offering is more than 20% above the high end of the price range or more than 20% below the low end of the price range. For more information on a required reconfirmation, go to http://www.wrhambrecht.com/ind/auctions/openipo/reconfirm.html Regards, Matthew Regan Director of Brokerage Services WR Hambrecht + Co IMPORTANT DETAILS ABOUT THIS OpenlPO OFFERING

http://webdev/email/openipo/avrx/2-closing_alert.txt The Issuer: Avalon Pharmaceuticals, Inc. Description of the company: Avalon Pharmaceuticals, Inc. is a biopharmaceutical company focused on the discovery and development of small molecule therapeutics for the treatment of cancer. Expected NASDAQ symbol: AVRX Expected shares offered: 2,750,000 shares of common stock, offered by issuer Targeted price range: $10.00 — $12.00 per share Lead managing underwriter: WR Hambrecht + Co Expected pricing date: week of 09/26/2005 This announcement is neither an offer to sell nor a solicitation of an offer to buy any of the securities. Only the prospectus makes the offering. Copies of the preliminary prospectus may be obtained from WR Hambrecht + Co: at http://www.wrhambrecht.com/avalon by contacting WR Hambrecht + Co in writing at 555 Lancaster Ave, Berwyn PA 19312 by calling toll-free 1-800-673-6476 A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state. No offer to buy the securities can be accepted and no part of the purchase price can be received until the registration statement has become effective, and any such offer may be withdrawn or revoked, without notice of its acceptance given after the effective date. An indication of interest in response to this advertisement will involve no obligation or commitment of any kind. WR Hambrecht + Co is a member NASD/SIPC. IMPORTANT NOTICES This message is intended only for the addressee. Please notify the sender by e-mail if you are not the intended recipient. If you are not the intended recipient, you may not copy, disclose, or distribute this

http://webdev/email/openipo/avrx/2-closing_alert.txt message or its content to any other person and any such actions may be unlawful. Electronic mail sent through the Internet is not secure. WR Hambrecht + Co (“WRH+Co”) does not accept time sensitive, action-oriented messages or transaction orders, including orders to purchase or sell securities, via e-mail. WRH+Co reserves the right to monitor and review the content of all messages sent to or from this e-mail address. Messages sent to or from this e-mail address may be stored on the WRH+Co e-mail system. How to unsubscribe from WRH+Co’s Auction Alerts: As a subscriber to WR Hambrecht + Go’s auction alert list, you automatically receive updates about auctions and other offerings available, as well as information about special offers. This message was sent to [EMAILADDRESS]. If you do not want to receive the updates please go here to unsubscribe: http://www.wrhambrecht.com/lists/auction-alert/unsubscribe.html The following are our guidelines to ensure client privacy: http://www.wrhambrecht.com/ind/privacy_policy.html Copyright 2005 WR Hambrecht + Co

http://webdev/email/openipo/avrx/2-closing_alert.txt message or its content to any other person and any such actions may be unlawful. Electronic mail sent through the Internet is not secure. WR Hambrecht + Co (“WRH+Co”) does not accept time sensitive, action-oriented messages or transaction orders, including orders to purchase or sell securities, via e-mail. WRH+Co reserves the right to monitor and review the content of all messages sent to or from this e-mail address. Messages sent to or from this e-mail address may be stored on the WRH+Co e-mail system. How to unsubscribe from WRH+Co’s Auction Alerts: As a subscriber to WR Hambrecht + Go’s auction alert list, you automatically receive updates about auctions and other offerings available, as well as information about special offers. This message was sent to [EMAILADDRESS]. If you do not want to receive the updates please go here to unsubscribe: http://www.wrhambrecht.com/lists/auction-alert/unsubscribe.html The following are our guidelines to ensure client privacy: http://www.wrhambrecht.com/ind/privacy_policy.html Copyright 2005 WR Hambrecht + Co
WR Hambrecht + Co is a member NASD/SIPC. IMPORTANT NOTICES This message is intended only for the addressee. Please notify the sender by e-mail if you are not the intended recipient. If you are not the intended recipient, you may not copy, disclose, or distribute this message or its content to any other person and any such actions may be unlawful. Electronic mail sent through the Internet is not secure. WR Hambrecht + Co (“WRH+Co”) does not accept time sensitive, action-oriented messages or transaction orders, including orders to purchase or sell securities, via e-mail. WRH+Co reserves the right to monitor and review the content of all messages sent to or from this e-mail address. Messages sent to or from this e-mail address may be stored on the WRH+Co e-mail system. The following are our guidelines to ensure client privacy: http://www.wrhambrecht.com/ind/privacv policv.html Copyright 2005 WR Hambrecht + Co

http://webdev/email/openipo/avrx/3-effective.txt HEADER INFO From: “WR Hambrecht + Co” openipo-admin @ mail.wrhambrecht.com Subject: OpenlPO: Avalon Pharmaceuticals, Inc. IPO Declared Effective EMAIL BODY TEXT Avalon Pharmaceuticals, Inc. IPO Declared Effective OpenlPO(R) Auction Bidder, The registration statement for Avalon Pharmaceuticals, Inc.’s initial public offering has been declared effective by the Securities and Exchange Commission. The auction will close to new bids and modifications at approximately [TIME] pm ET ([TIME] pm PT), [DAY], [MONTH] [DATE], 2005. You will have the ability to modify or withdraw your bid at any time until the closing of the auction. The underwriters will accept successful bids by sending notice of acceptance after the auction closes and a public offering price has been determined, and bidders who submitted successful bids will be obligated to purchase the shares allocated to them regardless of (1) whether such bidders are aware that the registration statement has been declared effective and that the auction has closed or (2) whether they are aware that the notice of acceptance of that bid has been sent. You should carefully consider your offer to participate in the offering. If you intend to change your bid, you can do so any time up until the auction closes. Bids may be modified by logging in to your WRH+Co brokerage account. The current prospectus is available on our Web site at: http://www.wrhambrecht.com/avalon Regards, Matthew Regan Director of Brokerage Services WR Hambrecht + Co WR Hambrecht + Co is a member NASD/SIPC. IMPORTANT NOTICES This message is intended only for the addressee. Please notify the sender by e-mail if you are not the intended recipient. If you are not the intended recipient, you may not copy, disclose, or distribute this message or its content to any other person and any such actions may be unlawful. Electronic mail sent through the Internet is not secure. WR Hambrecht + Co (“WRH+Co”) does not accept time sensitive, action-oriented messages or transaction orders, including orders to purchase or sell securities, via e-mail.

WRH+Co reserves the right to monitor and review the content of all messages sent to or from this e-mail address. Messages sent to or from this e-mail address may be stored on the WRH+Co e-mail system. The following are our guidelines to ensure client privacy: http://www.wrhambrecht.com/ind/privacy_policy.html Copyright 2005 WR Hambrecht + Co

The OpenlPO auction for Avalon Pharmaceuticals, Inc. has been completed. The offering price has been set at $[PRICE]. Unfortunately, you have not been allocated any shares because your bid was below the offering price. If you have any questions about the pricing or allocation process, please
Matthew Regan Director of Brokerage Services WR Hambrecht + Co WR Hambrecht + Co is a member NASD/SIPC. IMPORTANT NOTICES This message is intended only for the addressee. Please notify the sender by e-mail if you are not the intended recipient. If you are not the intended recipient, you may not copy, disclose, or distribute this message or its content to any other person and any such actions may be unlawful. Electronic mail sent through the Internet is not secure. WR Hambrecht + Co (“WRH+Co”) does not accept time sensitive, action-oriented messages or transaction orders, including orders to purchase or sell securities, via e-mail. WRH+Co reserves the right to monitor and review the content of all messages sent to or from this e-mail address. Messages sent to or from this e-mail address may be stored on the WRH+Co e-mail system. The following are our guidelines to ensure client privacy: http://www.wrhambrecht.com/ind/privacv_policy.html Copyright 2005 WR Hambrecht + Co

HEADER INFO From: “WR Hambrecht + Co” openipo-admin @ wrhambrecht.com Subject: Auction Results — OpenlPO: Avalon Pharmaceuticals, Inc. EMAIL BODY TEXT [BIDDERNAME], The OpenlPO(R) auction for Avalon Pharmaceuticals, Inc. has been completed. The offering price has been set at $[PRICE], Unfortunately, you have not been allocated any shares because your bid was below the offering price. If you have any questions about the pricing or allocation process, please call us at 1-800-673-6476. Thank you for your interest in WR Hambrecht + Co and in the OpenlPO auction. Please visit our Web site at http://www.wrhambrecht.com to view information on our current offerings. Regards, Matthew Regan Director of Brokerage Services WR Hambrecht + Co WR Hambrecht + Co is a member NASD/SIPC. IMPORTANT NOTICES This message is intended only for the addressee. Please notify the sender by e-mail if you are not the intended recipient. If you are not the intended recipient, you may not copy, disclose, or distribute this message or its content to any other person and any such actions may be unlawful. Electronic mail sent through the Internet is not secure. WR Hambrecht + Co (“WRH+Co”) does not accept time sensitive, action-oriented messages or transaction orders, including orders to purchase or sell securities, via e-mail. WRH+Co reserves the right to monitor and review the content of all messages sent to or from this e-mail address. Messages sent to or from this e-mail address may be stored on the WRH+Co e-mail system. The following are our guidelines to ensure client privacy: http://www.wrhambrecht.com/ind/privacy_policy.html Copyright 2005 WR Hambrecht + Co

WR Hambrecht + Co is pleased to announce that Avalon Pharmaceuticals, Inc. is planning to go public through OpenlPO®, an online auction that allows investors to participate in the pricing and allocation process for the IPO shares.
To participate in the OpenlPO auction you need to have an account at WR Hambrecht + Co or a participating dealer. To open an account with WR Hambrecht + Co please go to http://www.wrhambrecht.com/qettinq started.
It is important to note that the OpenlPO auction process has recently changed to make it easier for investors to participate. Please take the time to read about the new auction rules here: http://www.wrhambrecht.com/ind/auctions/openipo/reconfirm.html To find out more about this offering go to http://www.wrhambrecht.com/avalon. Best regards, Matthew Regan Director of Brokerage Services WR Hambrecht + Co Important details about this OpenlPO offering
A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state. No offer to buy the securities can be accepted and no part of the purchase price can be received until the registration statement has become effective, and any such offer may be withdrawn or revoked, without notice of its acceptance given after the effective date. An indication of interest in response to this advertisement will involve no obligation or commitment of any kind. WR Hambrecht + Co is a member NASD/SIPC. IMPORTANT NOTICES This message is intended only for the addressee. Please notify the sender by e-mail if you are not the intended recipient. If you are not the intended recipient, you may not copy, disclose, or distribute this message or its content to any other person and any such actions may be unlawful. Electronic mail sent through the Internet is not secure. WR Hambrecht + Co (“WRH+Co”) does not accept time sensitive, action-oriented messages or transaction orders, including orders to purchase or sell securities, via e-mail. WRH+Co reserves the right to monitor and review the content of all messages sent to or from this e-mail address. Messages sent to or from this e-mail address may be stored on the WRH+Co e-mail system. How to unsubscribe from WRH+Co’s Auction Alerts: As a subscriber to WR Hambrecht + Go’s Auction Alert list, you automatically receive updates about auctions and other offerings available, as well as information about special offers. This message was sent to EMAILADDRESS. If you do not want to receive the updates please click here to unsubscribe. The following are our guidelines to ensure client privacy: http://www.wrhambrecht.com/ind/privacv policv.html Copyright 2005 WR Hambrecht + Co

HEADER INFO FROM: Auction Alert Newsletter auction-alert @ wrhambrecht.com SUBJECT: OpenlPO Auction: Avalon Pharmaceuticals, Inc. EMAIL BODY TEXT Dear Investor, WR Hambrecht + Co is pleased to announce that Avalon Pharmaceuticals, Inc. is planning to go public through OpenlPO(R), an online auction that allows investors to participate in the pricing and allocation process for the IPO shares. To participate in the OpenlPO auction you need to have an account at WR Hambrecht + Co or a participating dealer. To open an account with WR Hambrecht + Co please go to: http://www.wrhambrecht.com/getting_started It is important to note that the OpenlPO auction process has recently changed to make it easier for investors to participate. Please take the time to read about the new auction rules here: http://www.wrhambrecht.com/ind/auctions/openipo/reconfirm.html To find out more about this offering go to: http://www.wrhambrecht.com/avalon Best regards, Matthew Regan Director of Brokerage Services WR Hambrecht + Co IMPORTANT DETAILS ABOUT THIS OpenlPO OFFERING The Issuer: Avalon Pharmaceuticals, Inc. Description of the company: Avalon Pharmaceuticals, Inc. is a biopharmaceutical company focused on the discovery and development of small molecule therapeutics for the treatment of cancer. Expected NASDAQ symbol: AVRX Expected shares offered: 2,750,000 shares of common stock, offered by issuer Targeted price range: $10.00 — $12.00 per share Lead managing underwriter: WR Hambrecht + Co Expected pricing date: week of 09/26/2005

This announcement is neither an offer to sell nor a solicitation of an offer to buy any of the securities. Only the prospectus makes the offering. Copies of the preliminary prospectus may be obtained from WR Hambrecht + Co: at http://www.wrhambrecht.com/avalon by contacting WR Hambrecht + Co in writing at P.O. Box 677, Berwyn, PA 19312-0677 by calling toll-free 1-800-673-6476 A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state. No offer to buy the securities can be accepted and no part of the purchase price can be received until the registration statement has become effective, and any such offer may be withdrawn or revoked, without notice of its acceptance given after the effective date. An indication of interest in response to this advertisement will involve no obligation or commitment of any kind. WR Hambrecht + Co is a member NASD/SIPC. IMPORTANT NOTICES This message is intended only for the addressee. Please notify the sender by e-mail if you are not the intended recipient. If you are not the intended recipient, you may not copy, disclose, or distribute this message or its content to any other person and any such actions may be unlawful. Electronic mail sent through the Internet is not secure. WR Hambrecht + Co (“WRH+Co”) does not accept time sensitive, action-oriented messages or transaction orders, including orders to purchase or sell securities, via e-mail. WRH+Co reserves the right to monitor and review the content of all messages sent to or from this e-mail address. Messages sent to or from this e-mail address may be stored on the WRH+Co e-mail system. How to unsubscribe from WRH+Co’s Auction Alerts: As a subscriber to WR Hambrecht + Go’s auction alert list, you automatically receive updates about auctions and other offerings available, as well as information about special offers. This message was sent to EMAILADDRESS. If you do not want to receive the updates please go here to unsubscribe: http://www.wrhambrecht.com/lists/auction-alert/unsubscribe.html The following are our guidelines to ensure client privacy:

http://www.wrhambrecht.com/ind/privacy_policy.html Copyright 2005 WR Hambrecht + Co

NOTIFICATION OF ACCEPTANCE: Avalon Pharmaceuticals, Inc. IPO [BIDDER_NAME], The OpenlPO auction for Avalon Pharmaceuticals, Inc. has been completed. The offering price has been set at $[PRICE]. All auction participants with valid bids at or above the offering price will receive shares; your actual allocation will reflect the pro rata percentage of the shares and rounding. Details on the allocation process can be found in the prospectus. You have been allocated [SHARES_ALLOCATED] shares in the offering.
You should be able to see the executed trade in your brokerage account on [DAY], [MONTH] [DATE], 2005. To view your completed trade, go to http://www.wrhambrecht.com and login to your brokerage account. You must have sufficient funds in your account to cover the purchase of the securities by no later than the third business day after the trade is executed. If it is necessary for you to liquidate other positions in order to pay for the offering, be sure to do so by the close of trading [DAY], [MONTH] [DATE], 2005. Thank you for your interest in WR Hambrecht + Co and in the OpenlPO auction. Please visit our Web site at http://www.wrhambrecht.com to view information on our current offerings.
Best Regards,
Matthew Regan Director of Brokerage Services WR Hambrecht + Co WR Hambrecht + Co is a member NASD/SIPC. IMPORTANT NOTICES This message is intended only for the addressee. Please notify the sender by e-mail if you are not the intended recipient. If you are not the intended recipient, you may not copy, disclose, or distribute this message or its content to any other person and any such actions may be unlawful. Electronic mail sent through the Internet is not secure. WR Hambrecht + Co (“WRH+Co”) does not accept time sensitive, action-oriented messages or transaction orders, including orders to purchase or sell securities, via e-mail. WRH+Co reserves the right to monitor and review the content of all messages sent to or from this e-mail address. Messages sent to or from this e-mail address may be stored on the WRH+Co e-mail system. The following are our guidelines to ensure client privacy: http://www.wrhambrecht.com/ind/privacv_policy.html Copyright 2005 WR Hambrecht + Co